

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 4, 2007

Mr. Derek Bartlett
President
Newport Gold, Inc.
335 # 1 Queen St. S.
Mississauga, Ontario Canada
L5M 1M2

       Re: **Newport Gold, Inc.**
                 Form 10-KSB for Fiscal Year Ended December 31, 2006
                 Filed April 20, 2007
                 File No. 0-52214

Dear Mr. Bartlett:

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Jill S. Davis
                         Branch Chief